Exhibit 21.1

EV ENERGY PARTNERS, L.P.
Subsidiaries

Subsidiary		Jurisdiction of Formation
1.	EV Properties GP, LLC	Delaware
2.	EV Properties, L.P.	Delaware
3.	EVCG GP, LLC	Delaware
4.	CGAS Properties, L.P.	Delaware
5.	EVPP GP, LLC	Delaware
6.	EnerVest Production Partners, Ltd.	Texas
7.	EnerVest Cargas, Ltd.	Texas
8.	Lower Cargas Operating Company, LLC	Louisiana